July 5, 2007

This 21st edition of our quarterly CEO Message is focused on the recent news regarding celgosivir, our Phase II first-in-class product candidate for the treatment of chronic hepatitis C virus (HCV) infections.

As you may have seen in our press release dated June 27, 2007, our license option agreement with Schering-Plough did not advance to license negotiations.  And, while we would have liked to advance to the next step with Schering, we are optimistic about the partnering opportunities for celgosivir – first because of the benefit celgosivir appears to provide to HCV patients based on the clinically significant results we got in our recent Phase II study in a very difficult-to-treat non-responder patient population; and secondly because we are now free to advance discussions with other interested parties. Schering was just one option for partnering celgosivir and we have been in discussions with other interested parties for several months.  Based on the interest we have seen in celgosivir from these other pharma and biotech companies – as well as from the medical community in general – we are confident that there are opportunities for advancing a value driving deal.  This is a good situation for us since it is generally much better to have several options for a potential partnership rather than just one. In fact, many sophisticated investors, analysts, and brokers who have discussed the situation with us agree that this could be the best thing for partnering celgosivir and for our company.

Since we have received several questions about this situation, I thought it might be best to do something I’ve done in the past in these CEO Messages, and that’s to simply do a brief “Q&A”.  So, here are a few of the questions we’ve been asked this past week, and the basic answers to those questions:

1.

Why did Schering not go forward into license negotiations?

The answer to this question is essentially, we don’t know.  Schering did not provide us their reasons. And we are actually quite surprised.  From our perspective, with the clinically significant results demonstrated in the recently completed Phase II study in non-responder HCV patients, and the increasingly competitive market evolving for HCV therapy, we can only speculate that they have certain strategic and/or internal reasons for their decision.  Even though they said they could not move forward at this time, they did express a willingness to consider providing us with guidance on study design and drug supplies in support of celgosivir’s further clinical development.

2.

What companies could be potential partners for celgosivir?

While we cannot name specific companies currently in discussions with us, or who have expressed interest in pursuing a license for celgosivir, we can say they include well-known pharma and biotech companies.  As you may have seen recently, HCV has become a very attractive market opportunity, with several large companies making major investments in the area.  We are talking with many of those same companies.

3.

Is the data from the non-responder study good enough to partner the product?

We believe the answer to this question is ‘yes’.  Our Phase II non-responder trial was a “proof-of-concept” study which provided clinically significant results that could have very significant implications for the treatment of HCV patients.  And we have had several positive responses from clinical experts outside of Schering, including the investigators in the study. As a proof-of-concept study, however, with a small number of non-responder patients enrolled (n=36), it did not reach statistical significance.  This is not uncommon in these studies, and so we believe it should not hinder us in ultimately partnering the program.  Based on the exposure we received at the recent hepatitis conferences like EASL and DDW, we have seen significant interest in celgosivir based largely on the strength of the non-responder study results.

4.

Will this add significant time to the partnering process?

As a management team, part of our job is to be prepared for both the positive outcomes and the negative outcomes to all situations. And we are fully aware that there are many reasons – some totally unrelated to the product – which could impact a decision from a pharma company.  So in this situation, all along we have made certain that opportunities beyond Schering were being advanced. Even if Schering had gone ahead with negotiations, we may never have reached mutually acceptable terms. The advantages of the option with Schering were mainly that (1) it provided over $1 million in benefit to us for our clinical study and (2) it provided two relatively short pre-defined periods of exclusivity for their review of data and the potential for negotiation of license terms. Typical partnering processes are not as controlled, and therefore are less predictable from a timing perspective (but not necessarily slower).  And, since we have been having preliminary discussions with other potential partners for the past several months, we are already advancing the process with other interested parties.

5.

Will you continue to advance celgosivir before partnering?

Our plan has been to continue to advance the development of celgosivir.  For any partnering negotiation and agreement process (including with Schering), it would have taken many months to complete a deal. We currently have a Phase II viral kinetics study ongoing in treatment naïve patients and our development plan also includes the submission of a US IND application to the FDA for the further development of celgosivir.

These are some of the questions we have been answering recently. As you can see, the important points are that (1) we are in discussions with several interested potential partners for celgosivir, (2) we are confident we can partner the program, given the clinically significant results from the non-responder study, the good safety profile of the product, and the novel mechanism of action, and (3) although the process is now less controlled, the timing is always uncertain (big pharma license deals – including with Schering – typically take 6-12 months to complete).

One other issue to address is the decline in the stock price following the announcement, and the implications for management’s responsibility to create value. First, let me say that we understand the disappointment of our shareholders and the painful reality of the decline in share price suffered as a result of these kinds of situations. The fact of the matter is that Schering was just one opportunity to partner celgosivir and we are in discussions with other potential partners.  Importantly, our management team has shown the ability to close deals – such as Fuijsawa, Cadence, and Cutanea. We have also demonstrated the ability to add opportunities to our pipeline, including celgosivir and MX-2401. Along the way there have been, and will be, bumps in the road. Please do not mistake this comment as taking the impact of these “bumps” on our shareholders lightly. Ultimately we are here to create value for our shareholders and build a hugely successful company.  Our commitment is to help people who are suffering from a lack of effective treatment options. We continue to be committed to these objectives and believe in our ability to advance the business of the company, create value for our shareholders and bring new treatment options to patients.  Sometimes it just takes longer (much longer) than most would like.

Finally, as a closing comment, the analysts now covering us from Canaccord Adams and Westwind Partners have both provided favorable comments about the prospects for partnering celgosivir and the potential for us to create value with MIGENIX. In addition, we expect to get new coverage from other analysts in the near term.

As always, we thank you for your interest in our company, and especially for your patience and support.

Sincerely,

Jim DeMesa, MD

President and CEO

Forward- Looking Statements

This CEO Message contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this CEO Message include, but are not limited to, statements concerning our expectations for: the partnering opportunities for celgosivir and  advancing a value driving deal; the size of the Phase II non-responder not hindering us in partnering celgosivir; celgosivir having significant implications for the treatment of HCV patients; our plan to continue to advance the development of celgosivir; submission of a US IND application to the FDA for the further development of celgosivir; and obtaining new analyst coverage.

With respect to the forward-looking statements contained in this CEO Message, we have made numerous assumptions regarding, among other things: our ability to successfully advance discussions with parties interested in celgosivir, our ability to manage partnering opportunities; the competitiveness of the celgosivir study results to date and future results supporting its potential in the treatment of HCV; and future expense levels being within our current expectations.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; dependence on corporate collaborations; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Final Prospectus dated November 29, 2006, Annual Information Form and Annual Report on Form 20-F for the year ended April 30, 2006 and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.